Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

Merix Corporation Analyst Conference Call
Q2 FY2010 Financial Results

January 4, 2010, 2:00 PM PT

I.	Welcome (Operator):

Good afternoon everyone, and welcome to Merix Corporation’s second quarter 2009 earnings conference call.  Today’s call is being recorded.

Comments made during the course of this call that state the company’s or management’s intentions, goals, beliefs, plans, projections, expectations or predictions are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995.  Many factors could cause actual results to differ materially from the forward-looking statements, including the factors discussed in the press release announcing our results, the Company’s annual report on Form 10-K for the year ended May 30, 2009, Form 10-Q for the quarter ended August 29, 2009 and Amended Form S-4 filed December 29, 2009 that are on file with the SEC, and those discussed from time to time in the Company’s other SEC filings.
I will now turn the call over to Mr. Michael Burger, President and Chief Executive Officer of Merix Corporation.  Please go ahead, sir.

Introduction and Opening (Mike Burger):

In October 2008, we announced the completion of the integration and technology expansion, initiated in July 2007.  About this time both Merix and the rest of the world began experiencing the global economic slow-down that sharply reduced our customer’s demand.  This situation caused us to further reduce our cost structure in order for us to weather the storm, not knowing how long the downturn would last.  The core values that we maintained throughout these cost reduction actions were our continuous commitment to technology, the protection of our capacity and the need maintain strong customer relationships.  While we’ve taken significant cost out of our infrastructure, we’ve also continued to make continuous improvements in both North America and Asia factory metrics resulting in record quality and on-time delivery performance.   As our markets rebound, we have been able to capitalize on the opportunity and begin to demonstrate, through our financial results, the operational improvements that to date we’ve only been able to talk about.  Today I am pleased to report our fiscal 2010 second quarter financial results that included strong sequential revenue growth, the best bottom line performance in nearly three years, and meaningful growth in our targeted markets.

As reported, second quarter revenues grew 23% from the first quarter of fiscal 2010 to $71.3 million.  In addition, we reported a GAAP net profit of $500 thousand, which is our first profitable quarter since February 2007.  Our second quarter results did include a few one time items that Kelly will provide details on later in the call.

The second quarter revenue increase was enabled by marked progress in both North America and Asia with growth of 24% and 22%, respectively.  We believe this growth is primarily a result of a relatively broad based improvement in our market.  We have leveraged the actions of our sales organization to address new customers and the improvements in our operational capabilities.  These combined activities resulted in growth in all of our targeted markets and a broader more diverse customer mix when compared to our history.  Sales to our top 5 customers have been reduced to nearly 30% of total revenue; while historically this number has been closer to 40%.  Further, our recent results reflect the fact that we no longer have one customer whose sales represent 10 percent or more of our total revenue, hence our reliance on traditionally larger customers is reduced.   Finally, our second quarter orders outpaced shipments leading to above parity book to bills in North America and Asia of 1.11 and 1.12, respectively.

Revenues in the defense and aerospace segment grew 25% from the first fiscal quarter of this year; the highest level in our history.  This key North American business segment now represents nearly 30% of North America’s revenue base and nearly 13% of global revenue.  Growth in this strategic segment was enabled by the relentless execution of our engineering, operations and sales organizations.  In the last year we received 31032 military certifications for both our North American factories and last month announced the receipt of a top aerospace certification known as AS9100 in Oregon.

In the computing and peripherals end market, we reported 53% sequential quarter growth.  A significant piece of this new business came from several customers in Asia where we initially performed the quick turn prototype builds in either North America or Asia and have now won the production volumes in our Asian factories.  Some of you know that our quick turn capabilities in Asia are relatively new and were developed at the same time we were taking cost out of our business.  Today, we find that our customer base is beginning to see the benefits of this somewhat unique capability along with our ability to seamlessly transfer work from our North American factories to Asia.

I’m extremely pleased not only with the efforts of our sales organization in identifying these new opportunities, but also in our operational execution.  Any sales effort in our industry is a collaborative cross functional effort, and our entire team is now hitting on all cylinders.

Last quarter, I mentioned we had begun transitioning the Company’s focus from simply weathering the storm to profitable growth.  I believe this focus was a primary factor in our $5.5 million sequential bottom line improvement that I mentioned earlier.  Further, gross margins improved by over 6.5 percentage points when compared to the first quarter to nearly 13% of revenue.  While 13% is short of our success model, this improvement does demonstrate the gearing within our business that can be achieved with revenue growth and a relentless focus on costs. Said another way, revenues grew $13.5 million when compared to the first quarter and nearly 40% of this increase dropped straight to the bottom line.  We’re pleased with this overall profit flow through and believe it’s a result of the improvements we’ve made in our underlying business that have been buried from public view by the extremely soft demand environment.  As a management team, we’re excited that our efforts over the last couple of years are now becoming readily apparent in our financial results.

I’ll now pass the call over to Kelly who will provide additional details on our second quarter financial performance.

II.	Earnings Overview (Kelly Lang):

Thanks Mike and good afternoon everyone.

As Mike mentioned second quarter revenue of $71.3 million represents a 23% growth over the first quarter.  As you’ll recall from our discussion last quarter, we began to see initial demand improvements in the June time frame.  These initial improvements have extended throughout the second quarter in both North America and Asia resulting in a positive second quarter book to bill of 1.12 and backlog that increased by $8.3 million or 26% to $39.8 million.  Although difficult to predict with certainty, we are becoming more confident that this new demand level is sustainable into the foreseeable future.  Unlike Merix’ past where much of the Company’s growth was solely tied to a few customers or segments, the recent revenue growth we’ve experienced is much more diverse.

Quick turn revenues grew nearly 20 percent from the first quarter to $10.4 million, our highest level since the May 2008 quarter.  During the second quarter we extended lead times by approximately two weeks in both Asia and North America and are now in the 6 to 8 week range, except in our automotive factory where lead times average around 10 weeks, which we believe are competitive.  Despite this lead time increase, we have not yet seen much growth in our premium services business, which can be highly profitable and tends to grow when industry capacity tightens.  We believe the lack of growth in this area is an indicator that industry capacity remains available and other competitors may not be rebounding as quickly as Merix.  That said, our utilization rates, based upon our equipment sets, in North America and Asia approximate 75% and 85%, respectively.

Second quarter average panel pricing when compared to the first quarter increased in both North American and Asia by roughly 3 percentage points.  We believe most of the increase in average pricing is due primarily to the mix of business being produced and is not attributable to a change in the pricing environment.  The pricing environment remains competitive, but rational overall.

As noted earlier, consolidated gross margins doubled in the quarter to nearly 13 percent and reflect the improvements we have seen in the demand environment, modestly higher average pricing, improved cost structure as well as further improvements in our factory metrics where our execution remains excellent.  Further, we also realized approximately 1 percentage point of one time benefit primarily associated with fluctuations in overhead expenses being absorbed into inventory.

Reviewing each region, we saw North America gross margins grow over 13 percentage points from the first quarter to above 10 percent and Asia’s margins grew 1.3 percentage points to nearly 15 percent during the same time period.

Excluding one time costs, operating expenses remained controlled and unchanged from Q1.

In Mike’s opening remarks he mentioned our second quarter results included certain unusual items.  They are comprised of the following three items:
•	First, legal and consulting costs for the pending securities litigation and Viasystems merger totaled $1.6 million.
•	Secondly, our tax provision benefited by $1.8 million due to a US AMT tax refund as well as a reversal of a valuation allowance on certain China based tax assets that are believed to be realizable.
•
Third, a $1.5 million reversal of an older accrual associated with a customs exposure that is no longer believed to be a liability.  This amount is reported in other income and expense, below operating income.

I should note that the gross benefits from the customs and valuation allowance accruals were reduced by approximately $300 thousand to reflect our minority partner’s interest in these benefits.  The net profit improvement from these items, excluding any tax impacts, was $1.5 million.

In reviewing the balance sheet, our cash balance at the end of November totaled $10.5 million and our outstanding debt declined from August by $5 million to $78 million.  While we consumed over $8.0 million in cash related to working capital expansion due to our 23 percent sequential quarterly revenue growth, we continued to make excellent progress on the cash conversion metrics themselves.  Count back DSO, improved another three days to 62 days, inventory turns were nearly 15 and DPO increased three days to 61.    Liquidity, which we define as cash on hand plus amounts available to be borrowed under our two bank credit facilities, grew modestly to approximately $60 million.

Earlier today, we announced that we have signed a binding agreement to sell our previously vacated Hong Kong property for approximately $11.1 million.  The sale is subject to the lessor’s approval and the buyer completing its financing.  Upon closing we anticipate receiving approximately $9.5 million and the transaction should close in the spring of 2010, which will further enhance our liquidity position.

On October 6, 2009 Merix announced that it had agreed to merge with Viasystems.  The completion of the merger is contingent on a few factors including Viasystems filing of an S4 to register its equity with the SEC and Merix receiving a favorable shareholder vote.  Following a normal SEC review process, on December 31st the S4 outlining the merger became effective; putting the first contingency behind us. Merix will now mail its proxy and hold a special shareholder’s meeting on February 8, 2010.  As you know the S4 includes both historic and projected financial results for both Merix and Viasystems.  The second quarter financial results we announced today modestly exceeded the revenue and profitability expectations we had set forth in the S4.  We remain confident in Merix’ ability to achieve the 2010 financial statement projections included in the S4.

III.	Conclusion (Mike Burger):

Thanks Kelly.

As you can tell by our comments, we are very pleased with the improvements reported in our second quarter results and are optimistic about the future.  We have experienced significant quarterly revenue growth and the profit flow through on that revenue increase has been excellent.  Looking ahead, the global economy appears to be improving and demand for our products and services is good and growing.  That said, our third quarter, which runs from December through February, will be impacted by the Christmas and New Year holidays as well as the Chinese New Year.  Therefore, we anticipate our third quarter revenue will increase modestly when compared to the second quarter.   December bookings have been strong, which makes us optimistic about the overall demand environment and the penetration we are making in target markets.

Merix has undergone a tremendous amount of change over the last two and a half years that has culminated in the significantly improved financial performance we’ve reported.  Today, our business model is meaningfully improved from what it was a couple of years ago, which when combined with Viasystems should be even more competitive. The combined companies have the potential to generate significant value for all stakeholders involved.

Since the merger with Viasystems was announced, there have been two other mergers announced within our industry that I believe further validates the Merix-Viasystems combination.  The combined company’s scale, footprint, focus on operational excellence and a diverse customer base provide an excellent foundation to grow and deliver outstanding returns to all stakeholders.

In closing, I would like to thank the 3,000 Merix employees who have driven significant change over these last two and half years.  Their efforts have built, through the successful integration of North America and Asia, a competitive business model while at the same time successfully weathering one of the worst economic storms in recent memory.  I am very proud of what has been accomplished. We are all very excited about the opportunities that lie ahead for Merix’ customers, employees and shareholders.

I would now like to open the call up to any questions you may have.

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Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.